EXHIBIT 99.3

Execution Version

Information in this document marked with “XXXXX” has been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

JOINT DEVELOPMENT AGREEMENT

THIS AGREEMENT is made April 20, 2012

BETWEEN:

ENBRIDGE INC., a corporation existing under the laws of Canada, (“Enbridge”), - and - HYDROGENICS CORPORATION, a corporation existing under the laws of Canada, (the “Company”)

WHEREAS the Company is issuing and selling common shares in its capital to Enbridge, and Enbridge is purchasing such common shares pursuant to a subscription agreement between the Company and Enbridge dated April 20, 2012 (the “Subscription Agreement”).

WHEREAS the Company and Enbridge desire to pursue technology and market development objectives together, including in respect of energy policies and gas pipeline standards.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Affiliate” of a specified Person means any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person.  As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, or the power to direct or cause the direction of the management or the policies of such Person (whether through ownership of securities or other partnership or ownership interests, by contract or otherwise); provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

“Agreement” means this Joint Development Agreement, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto or Calgary, Canada;

“Company” has the meaning given in the preamble to this Agreement;

“Company Excluded IP” means the Intellectual Property in respect of (a) any past, present or future XXXXXXX {Commercially sensitive product information removed} design developed by Company or its agents and representatives (including its third-party contractors) without input from Enbridge or its agents and representatives (including its third-party contractors) under this Agreement; (b) patent applications and registrations of Company relating to XXXXXXX {Commercially sensitive product information removed} developed by Company or its agents and representatives (including its third-party contractors) without input from Enbridge or its agents and representatives (including its third-party contractors) under this Agreement, together with the inventions disclosed therein, including Canadian patent (or patent application) serial numbers XXXXXXX {Patent serial numbers removed}, and their respective foreign counterparts, along with all patents and patent applications in all jurisdictions of the world related by domestic or foreign priority to the each of the foregoing (including any convention applications, divisionals continuations, continuations-in-part, reissues, substitutes, renewals or extensions thereof); and (c) any Confidential Information of the Company relating to the foregoing;

“Company Intellectual Property” has the meaning given in Section 6.1(a);

“Company Project” has the meaning given in Section 3.3(a).

“Company ROFR Negotiation Period” has the meaning given in Section 3.4(b);

“Company ROFR Notice” has the meaning given in Section 3.4(a);

“Company ROFR Acceptance Notice” has the meaning given in Section 3.4(b);

“Company ROFR Reservation Notice” has the meaning given in Section 3.4(b);

“Confidential Information” means any business or technical information that is disclosed by one Party or any of its agents and representatives (the disclosing Party) to the other Party or any of its agents and representatives (the receiving Party) pursuant to this Agreement. Confidential Information shall include any and all technical and business information, whether written, oral or graphic, including financial plans and records, marketing plans, business strategies and relationships with third parties, client lists, present and proposed products, trade secrets, information regarding customers and suppliers, employees, agents and representatives;

“Confidentiality Agreement” means the confidentiality agreement between the Parties dated March 7, 2011;

“Confidentiality Agreement Purpose” means the “Purpose”, as such term is defined in the Confidentiality Agreement;

“Coordinating Committee” means the project team represented by two members of each Party in charge of the supervision and coordination of all Development Activities and all obligations assumed by the Parties under this Agreement;

“Coordinator” and “Coordinators” respectfully means individually and collectively, the member of the Coordinating Committee appointed by each Party in charge of the supervision and coordination of all Development Activities and all obligations assumed by the Parties under this Agreement;

“Demonstration Plant” has the meaning given in Section 3.1(a)(iii);

“Development Activities” has the meaning given in Section 3.1(a);

“Development Project” has the meaning given in Section 2.1;

“Effective Date” means April 20, 2012;

“Enbridge” has the meaning given in the preamble to this Agreement;

“Enbridge Excluded IP” means the Intellectual Property identified in the letter of Enbridge dated the date hereof and addressed and delivered to the Company, and any Confidential Information of Enbridge relating to the foregoing;

“Enbridge Intellectual Property” has the meaning given in Section 6.1(b);

“Enbridge Project” has the meaning given in Section 3.4(a);

“Enbridge ROFR Negotiation Period” has the meaning given in Section 3.3(b);

“Enbridge ROFR Notice” has the meaning given in Section 3.3(a);

“Enbridge ROFR Acceptance Notice” has the meaning given in Section 3.3(b);

“Enbridge ROFR Reservation Notice” has the meaning given in Section 3.3(b);

“Enbridge Territory” means all of Canada and those states in the United States of America where Enbridge and its Affiliates are from time to time engaged in the development of, or operation of, assets including pipelines, energy storage, clean and renewable energy systems and electricity transmission and distribution systems.  Attached hereto as Exhibit A is a list of those states in the United States of America where Enbridge and its Affiliates are currently engaged in such activities.  Enbridge may on an annual basis deliver to the Company an updated version of Exhibit A to replace the then existing version of Exhibit A.

“Energy Storage Project” and “Energy Storage Projects” respectfully means individually and collectively, XXXXXXX {Commercially sensitive project information removed}.

“EPC Agreement” has the meaning given in Section 5.2(b);

“Financial Statements” has the meaning given in Section 5.4(a);

“Governmental Entity” means (a) any supranational, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Intellectual Property” means (a) any and all proprietary rights provided under: (i) patent law; (ii) copyright law (including moral rights); (iii) trade-mark law; (iv) design patent or industrial design law; (v) semi-conductor chip law; or (vi) any other statutory provision or common law principle, including trade secret law, which may provide a right in either hardware, software, documentation, ideas, inventions, product formulations, formulae, algorithms, concepts, inventions, domain names, business names, trade names, trading styles, trademarks, copyrights, patents, industrial designs, processes or know-how generally, or the expression or use of such hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how; (b) any and all applications, registrations, licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing; and (c) all licenses and waivers and benefits of waivers of the rights set out in (a) and (b) and all rights to damages and profits by reason of the infringement of any of the rights set out in (a) and (b);

“Joint Applications” and “Joint Application” have the meanings given in Section 6.3(a);

“Joint Claims” and “Joint Claim” have the meanings given in Section 6.3(c);

“Jointly Developed Intellectual Property” has the meaning given in Section 6.2(b);

“Members” has the meaning given in Section 4.2;

“Ownership and Governance Agreement” has the meaning given in Section 5.2(b);

“Parties” means Enbridge and the Company; and “Party” means any one of them;

“Performance Indices” has the meaning given in Section 3.5(a);

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing;

“Site” has the meaning given in Section 3.1(a)(iii);

“Solution” has the meaning given in Section 2.1;

“Subscription Agreement” has the meaning given in the recitals to this Agreement;

“Term” has the meaning given in Section 8.1;

“Term Project” and “Term Projects” respectfully means individually and collectively, any project involving the building, ownership or operation of an Energy Storage Project at any time during the Term; and

“Territory” means Canada and the United States.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)
Consent – Whenever a provision of this Agreement requires an approval or consent and the approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively be deemed to have withheld its approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)
Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Agreement.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)
No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)
Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction, and without affecting its application to other Parties or circumstances (except, and to the extent that, rendering such provision ineffective would deprive a Party of the economic benefits of this Agreement).

(i)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(j)
Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

ARTICLE 2
DEVELOPMENT AND COLLABORATION

2.1	Objective and Scope

During the Term, the Parties will use commercially reasonable efforts to collaborate and together pursue technology and market development objectives in relation to Energy Storage Projects (the “Solution”), including in respect of energy policies and gas pipeline standards relating to the Solution, as set out in this Agreement (collectively, the “Development Project”). For certainty, neither the Solution, the Development Project nor the Development Activities (as defined below) encompass the activities that were carried on by the Parties prior to March 7, 2011, Enbridge Excluded IP, Company Excluded IP or Intellectual Property developed by either Party prior to March 7, 2011.

ARTICLE 3
DEVELOPMENT ACTIVITIES

3.1	Development Activities

(a)
During the Term, the identified Party or the Parties, as specified below, shall perform the following activities (collectively the “Development Activities”) in a diligent and timely manner in connection with the Development Project:

(i)	The Company shall use commercially reasonable efforts to develop technology in respect of the Solution for applications in the Territory;

(ii)	The Parties shall each use commercially reasonable efforts to strengthen the visibility of the Solution in the Territory;

(iii)
The Parties shall each use commercially reasonable efforts to pursue (A) the development of policy, (B) contracts or suitable financial arrangements that provide revenue support for the electricity storage and grid stabilization services offered by the Demonstration Plant and the Term Projects, and (C) support for construction of a XXXXXXX {Commercially sensitive product information removed} (the “Demonstration Plant”) at XXXXXXX {Location removed}, or such other location as agreed to by the Parties in writing (the “Site”) in accordance with Article 5;

(iv)
The Parties shall each use commercially reasonable efforts to secure funding support for Term Projects, including construction of other installations in the Territory beyond the Demonstration Plant, from the XXXXXXX {Sources of funding removed};

(v)
Enbridge shall be responsible for policies, codes and standards, and market development relating to increasing the natural gas industry engagement with the Solution in the Territory. In connection with the foregoing, the Company shall use commercially reasonable efforts to support Enbridge;

(vi)
The Company shall be responsible for technology development for system integration of the Solution with pipeline networks in the Territory. In connection with the foregoing, Enbridge shall use commercially reasonable efforts to provide technical support to the Company; and

(vii)
The Parties shall each use commercially reasonable efforts to identify and engage stakeholder(s) and industry expertise in order to establish the policy and market developments within the electrical industry for the Solution in the Territory.

(b)	Each Party shall commit to maintaining sufficient resources to perform its obligations under the Development Activities.

3.2	Changes to Development Activities

Any changes or additions to the Developmental Activities shall first be reviewed and considered by the Coordinating Committee for recommendation to the Parties.  If such changes or additions are recommended to and accepted by the Parties, the Parties shall amend Section 3.1 of this Agreement accordingly.

3.3	Enbridge Right of First Refusal (Term Projects in an Enbridge Territory)

(a)
During the Term, before the Company (or an Affiliate of the Company) participates in a Term Project in an Enbridge Territory (each, a “Company Project”) or approaches any third Persons regarding participating in a Company Project, the Company shall first provide written notice to Enbridge (the “Enbridge ROFR Notice”) of the Company’s intent to participate in the Company Project and offer Enbridge the right to participate, directly or indirectly through an Affiliate, in (i) up to fifty percent (50%) (at Enbridge’s election) of the ownership of the Company Project, where there are no other contemplated owners of the Company Project except for the Company or any Affiliate of the Company, or (ii) in at least equal portion to participation by the Company (and any of its Affiliates) in the ownership of the Company Project, provided however that such participation shall be at least thirty three and one-third percent (33 1/3%) of the ownership of the Company Project, where there is at least one other owner contemplated in the Company Project in addition to the Company or any Affiliate of the Company. The Enbridge ROFR Notice shall specify the terms for the Company Project including a description of the Company Project, any other proposed entity that will participate in the ownership of the Company Project, the purchase price and the expected completion date.

(b)
Within thirty (30) days following receipt of the Enbridge ROFR Notice, Enbridge may provide written notice to the Company of (i) Enbridge’s intent to negotiate a definitive agreement with the Company for participating in the Company Project at up to the ownership percentage offered in the Enbridge ROFR Notice (the “Enbridge ROFR Acceptance Notice”); whereupon the Parties shall commence good faith negotiations exclusively with each other for a period not to exceed sixty (60) days (the “Enbridge ROFR Negotiation Period”) in respect of Enbridge’s participation in the Company Project, or (ii) Enbridge’s interest in the Company Project should an ownership interest become available on terms (considered as a whole) that materially differ from those set out in the Enbridge ROFR Notice (the “Enbridge ROFR Reservation Notice”).  In the event that the Company Project is time sensitive due to a formal procurement process or otherwise, the Parties agree to use commercially reasonable efforts to negotiate a definitive agreement within a shorter time period in order to accommodate such timing constraints.

(c)
Either Party may at any time following receipt by Enbridge of the Enbridge ROFR Notice propose additional investor(s) to participate in the Company Project together with a revised ownership structure for the Company Project, which additional investor(s) and revised ownership structure must be acceptable to the other Party in its sole discretion.

(d)
If the Company does not receive an Enbridge ROFR Acceptance Notice or an Enbridge ROFR Reservation Notice as provided in Section 3.3(b), then the Company may proceed with the Company Project on its own or enter into an agreement for same with another Person.  If the Company receives an Enbridge

ROFR Reservation Notice as provided in Section 3.3(b), then the Company may proceed with the Company Project on its own or enter into an agreement for same with another Person on terms (considered as a whole) not materially more favorable to the third Person than the Company offered to Enbridge.

(e)
If Company receives an Enbridge ROFR Acceptance Notice as provided in Section 3.3(b), but the Parties fail to enter into the definitive agreement with respect to the Company Project prior to the expiration of the Enbridge ROFR Negotiation Period, then the Company may proceed with the Company Project on its own, or enter into an agreement for same with another Person on terms (considered as a whole) no more favorable to the third Person than the Company offered to Enbridge.

3.4	Company Right of First Refusal (Term Projects)

(a)
During the Term, before Enbridge (or an Affiliate of Enbridge, excluding rate-regulated Affiliates of Enbridge) participates in a Term Project (each, an “Enbridge Project”) or approaches any third Persons regarding participating in an Enbridge Project, Enbridge shall first provide written notice to the Company (the “Company ROFR Notice”) of Enbridge’s intent to participate in the Enbridge Project and offer the Company the right to participate, directly or indirectly through an Affiliate, in (i) up to fifty percent (50%) (at the Company’s election) of the ownership of the Enbridge Project, where there are no other contemplated owners of the Enbridge Project except for Enbridge or any Affiliate of Enbridge, or (ii) in at least equal portion to participation by Enbridge (and any of its Affiliates) in the ownership of the Enbridge Project, provided however that such participation shall be at least thirty three and one-third percent (33 1/3%) of the ownership of the Enbridge Project, where there is at least one other owner contemplated in the Enbridge Project in addition to Enbridge or any Affiliate of Enbridge.  The Company ROFR Notice shall specify the terms for the Enbridge Project including a description of the Enbridge Project, any other proposed entity that will participate in the ownership of the Enbridge Project, the purchase price and the expected completion date.

(b)
Within thirty (30) days following receipt of the Company ROFR Notice, the Company may provide written notice to Enbridge of (i) the Company’s intent to negotiate a definitive agreement with Enbridge for participating in the Enbridge Project a up to the ownership percentage offered in the Company ROFR Notice (the “Company ROFR Acceptance Notice”); whereupon the Parties shall commence good faith negotiations exclusively with each other for a period not to exceed sixty (60) days (the “Company ROFR Negotiation Period”) in respect of the Company’s participation in the Enbridge Project, or (ii) the Company’s interest in the Enbridge Project should an ownership interest become available on terms (considered as a whole) that materially differ from those set out in the Company ROFR Notice (the “Company ROFR Reservation Notice”).  In the event that the Enbridge Project is time sensitive due to a formal procurement process or otherwise, the Parties agree to use commercially reasonable efforts to negotiate a definitive agreement within a shorter time period in order to accommodate such timing constraints.

(c)
Either Party may at any time following receipt by the Company of the Company ROFR Notice propose additional investor(s) to participate in the Enbridge Project together with a revised ownership structure for the Enbridge Project, which additional investor(s) and revised ownership structure must be acceptable to the other Party in its sole discretion.

(d)
If Enbridge does not receive a Company ROFR Acceptance Notice or a Company ROFR Reservation Notice as provided in Section 3.4(b), then Enbridge may proceed with the Enbridge Project on its own or enter into an agreement for same with another Person.  If Enbridge receives a Company ROFR Reservation Notice as provided in Section 3.4(b), then Enbridge may proceed with the Enbridge Project on its own or enter into an agreement for same with another Person on terms (considered as a whole) not materially more favorable to the third Person than Enbridge offered to the Company.

(e)
If Enbridge receives a Company ROFR Acceptance Notice as provided in Section 3.4(b), but the Parties fail to enter into the definitive agreement with respect to the Enbridge Project prior to the expiration of the Company ROFR Negotiation Period, then Enbridge may proceed with the Enbridge Project on its own, or enter into an agreement for same with another Person on terms (considered as a whole) no more favorable to the third Person than Enbridge offered to the Company.

3.5	Exclusive Purchases as Most Favoured Customer

(a)
Subject to Section 3.5(b), during the Term Enbridge and its non rate-regulated Affiliates shall only purchase from the Company electrolyzers for use in Term Projects owned by Enbridge and its non rate-regulated Affiliates located in the Territory, so long as (i) the Company provides Enbridge and its non rate-regulated Affiliates with the most favourable electrolyzer pricing offered by the Company for each such purchase when compared to similar purchase orders by other similarly situated arms-length third Persons in the Territory, (ii) the Company is able to supply electrolyzers that meet the performance indices for operations including availability, efficiencies, maintenance costs and maintenance service levels, all specified within appropriate ranges (the “Performance Indices”), specified by Enbridge or its non rate-regulated Affiliate, as applicable, for the applicable Term Project, and (iii) for certainty, any sale of any such electrolyzers from the Company to Enbridge shall include a royalty-free license of the Company Intellectual Property, including Company Excluded IP, incorporated in or otherwise associated with such electrolyzers to enable the use, sale or disposition of such electrolyzers in such Term Projects.  Prior to establishing the Performance Indices for a Term Project, Enbridge or its non rate-regulated Affiliate, as applicable, shall consult with the Company in recognition of the Company’s status as a preferred supplier of electrolyzers to Enbridge and its non rate-regulated Affiliates and will also consider performance indices that are reasonable and generally applicable to electrolyzers available in the Territory.  Notwithstanding the foregoing, Enbridge and its non rate-regulated Affiliates shall have sole and final decision-making authority with respect to the Performance Indices for any Term Project.  Where Enbridge or its non rate-regulated Affiliates do not purchase the Company’s electrolyzers by reason of such electrolyzers not meeting Performance Indices, Enbridge or such non rate-regulated Affiliate shall not purchase any other electrolyzer for the relevant Term Project except where such electrolyzer meets the Performance Indices.

(b)	Enbridge may, in its sole discretion, terminate the Company’s exclusivity rights in Section 3.5(a) in the event that:

(i)
any electrolyzer supplied by the Company to Enbridge or its non rate-regulated Affiliates located in the Territory fails to meet the Performance Indices applicable to it and the Company does not cure such failure within one hundred and twenty (120) days of written notice thereof from Enbridge or its non rate-regulated Affiliate, as applicable; or

(ii)
the Parties (or their Affiliates) experience three (3) failed attempts to develop Energy Storage Projects where electrolyzer economics or electrolyzer technology limitations prevent the Parties from completing such Energy Storage Projects.

ARTICLE 4
COORDINATING COMMITTEE

4.1	Establishment

Within thirty (30) days after the Effective Date, the Parties shall establish a Coordinating Committee.

4.2	Composition

The Coordinating Committee shall be comprised of four (4) members (the “Members”): two (2) appointed by the Company and two (2) appointed by Enbridge.

4.3	Responsibilities

The Coordinating Committee, once constituted, shall be responsible for providing overall advice, and consultation in regards to the conduct of the Development Project and development of the Solution pursuant to the terms and conditions of this Agreement, including without limitation:

(a)	coordinating all activities of the Development Activities;

(b)	advising and consulting with management of the Parties with respect to the progress of the Development Activities and Development Project;

(c)	reviewing and discussing any changes in Development Activities and, if appropriate, recommending such changes to management of the Parties for their approval;

(d)	coordinating the external public communication relating to the Solution or the Development Project; and

(e)	discussing and finding solutions for issues arising pursuant to Section 3.5(b)(i) and Section 3.5(b)(ii).

4.4	Coordinators

All Parties shall designate one of its Coordinating Committee appointees to act as its representative and Coordinator. Each Party authorizes its Coordinator to act on behalf of such Party in making all decisions in the performance of its obligations under this Agreement and to act as a single point of contact for the other Party on all matters related to this Agreement. Either Party may change its Coordinator upon five (5) business days’ written notice to the other Party, provided that such new Coordinator shall also replace the old Coordinator as one of the relevant party’s two representatives on the Coordinating Committee.

4.5	Meetings

(a)	The Coordinating Committee shall have regular meetings as agreed to by the Coordinators. The Coordinators will co-chair any Coordinating Committee meeting.

(b)
The place of the meetings of the Coordinating Committee will be in a convenient place decided by the Coordinators. Members may participate in a meeting of the Coordinating Committee by conference video or telephone or similar communications equipment by means of which all individuals participating in the meeting can hear each other. Such participation will constitute presence in person at the meeting. Both Coordinators must be in attendance to constitute a quorum for any meeting of the Coordinating Committee.

(c)	The Coordinating Committee will keep written minutes of all of its meetings. Copies of the minutes will be provided to each Member.

ARTICLE 5
DEMONSTRATION PLANT

5.1	Access to the Site

From and after the Effective Date, and subject to the confidentiality obligations herein and Enbridge’s reasonable security requirements, Enbridge will provide the Company and its agents and representatives such access to the Site as is reasonably requested by the Company to conduct the Development Activities so long as representatives of the Company at the Site are at all times accompanied by Enbridge personnel.  Additionally, Enbridge shall provide the

Company with access to the Site on such terms and conditions as may be set out in the EPC Agreement in order to construct, maintain or service the Demonstration Plant.

5.2	Funding of Demonstration Plant

(a)	The Parties shall each use commercially reasonable efforts to secure government or other funding support to support the development, construction and demonstration costs for the Demonstration Plant.

(b)
Once the Parties are satisfied that sufficient funding for construction of the Demonstration Plant and a long-term power purchase agreement or contract for differences have been confirmed, the Parties (or their Affiliates, as applicable) shall negotiate and enter into (i) shareholders agreement, limited partnership agreement or other agreement detailing the ownership and governance structure of the Demonstration Plant (the “Ownership and Governance Agreement”), and (ii) a turnkey engineering, procurement and construction agreement pursuant to which the Company will agree to construct the Demonstration Plant or a joint development agreement for the construction of the Demonstration Plant (the agreement of (i) or (ii) as selected and entered into by the Parties or their Affiliates, as applicable, the “EPC Agreement”).  Unless otherwise agreed by the Parties, the Ownership and Governance Agreement will provide that any revenue generated from the Demonstration Plant shall be shared by the Parties (or their Affiliates as the case may be) in proportion to their ownership interests in the Demonstration Plant.  The EPC Agreement shall set forth mutually agreeable terms and conditions pursuant to which Enbridge (or its Affiliate) will agree to support the Company’s cash flow requirements by way of installment payments to be made upon the achievement by the Company of specified construction milestones.

5.3	Application of Funding

Any funding obtained pursuant to Section 5.2(a) shall first be used to reimburse the costs and expenses incurred by the Company in connection with developing the Solution and construction of the Demonstration Plant.  Any remaining funding shall either be applied to Term Projects or equally shared by the Parties, as determined by the Parties.

5.4	Financial Reporting

(a)
THE COMPANY SHALL FURNISH TO ENBRIDGE WITHIN FORTY-FIVE (45) DAYS AFTER THE END of each fiscal quarter and ninety (90) days of its fiscal year-end during the Term a summary of (i) the funding and revenues received by the Parties in connection with the Demonstration Plant, (ii) all costs and expenses incurred by the Parties in connection with the Demonstration Plant during the preceding fiscal quarter or fiscal year, as applicable, and (iii) the application by the Company of the funds received by the Company from Enbridge pursuant to the Subscription Agreement during the preceding fiscal quarter or fiscal year, as applicable (collectively, the “Financial Statements”).

(b)
Upon the request of Enbridge, the Company shall provide Enbridge and its representatives full access during normal business hours to the assets, books, records, registers and accounts for the Demonstration Plant.  In addition, upon the reasonable request of Enbridge, Enbridge and its representatives shall also be provided with opportunities during normal business hours to meet with the auditors, officers, employees and advisors of the Company that assisted in the preparation of, or have knowledge of, the Financial Statements. Where Enbridge requests meetings with any external auditors, consultants or advisors of the Company, such meetings shall be at Enbridge’s cost and expense.

5.5	Contingency Market Development

If a fully funded and contracted Demonstration Plant has not entered construction stage after the first anniversary of the Effective Date, then the Coordinating Committee will engage in contingency market development planning, that can include one, or more, of the following measures to address barriers to the Demonstration Plant that have been identified:

(a)	deployment in markets outside the Territory that are favorable to a demonstration of the Solution;

(b)
establish terms mutually agreeable to the Parties for exclusive market rights in favor of Enbridge in consideration for Enbridge agreeing to fund the shortfall against the projected costs for the Demonstration Plant; and

(c)
engage, additional investment partner(s) that are mutually agreeable to the Parties, to establish stronger market penetration potential and to improve risk management related to shortfalls in funding the Demonstration Plant.

The Parties will continue with their respective obligations under this Agreement while the contingency market development planning activities outlined in this Section 5.5 are in progress.

5.6	Further Development From Demonstration Plant

The Parties will use commercially reasonable efforts to use the Demonstration Plant to establish a reference site for hydrogen storage and electricity grid stabilization, and to obtain support for Term Projects within the Territory.

ARTICLE 6
INTELLECTUAL PROPERTY

6.1	Party Owned Intellectual Property

(a)
All Intellectual Property that is (i) owned, held, conceived, discovered, invented or first reduced to practice by the Company or its agents and representatives (including its third-party contractors) before March 7, 2011; (ii) owned, held, conceived, discovered, invented or first reduced to practice by the Company or its agents and representatives (including its third-party contractors) on or after March 7, 2011 but prior to the expiry of the Term without input from Enbridge or its agents and representatives (including its third-party contractors), with the exception of Jointly Developed Intellectual Property within the meaning of Section 6.2(a); or (iii) Company Excluded IP (for certainty with the exception of Jointly Developed Intellectual Property within the meaning of Section 6.2(b)) (collectively, the “Company Intellectual Property”), shall, as between the Parties, be owned by the Company, and nothing herein confers any rights in the Company Intellectual Property to Enbridge, except as set out in Sections 6.1(c) and 6.1(d).

(b)
All Intellectual Property that is (i) owned, held, conceived, discovered, invented or first reduced to practice by Enbridge or its agents and representatives (including its third-party contractors) before March 7, 2011; (ii) owned, held, conceived, discovered, invented or first reduced to practice by Enbridge or its agents and representatives (including its third-party contractors) on or after March 7, 2011 but prior to the expiry of the Term without input from the Company or its agents and representatives (including its third-party contractors), with the exception of Jointly Developed Intellectual Property within the meaning of Section 6.2(a); or (iii) Enbridge Excluded IP (for certainty with the exception of Jointly Developed Intellectual Property within the meaning of Section 6.2(b)) (collectively, the “Enbridge Intellectual Property”), shall, as between the Parties, be owned by Enbridge, and nothing herein confers any rights in the Enbridge Intellectual Property to the Company, except as set out in Sections 6.1(e) and 6.1(f).

(c)
Except in respect of the Company Excluded IP, the Company grants to Enbridge and its agents and representative (including its third-party contractors), a non-exclusive, fully paid-up and royalty-free license to use the Company Intellectual Property:

(i)	in the conduct of the Development Activities during the Term;

(ii)	in the development, construction, operation, maintenance and repair of the Demonstration Plant during and after the Term;

(iii)
for each Company Project that Enbridge is participating in pursuant to Section 3.3 (regardless of whether the Company ultimately participates in such Company Project) in the development, construction, operation, maintenance and repair of such Company Project, during and after the Term; and

(iv)
for each Enbridge Project that the Company is participating in pursuant to Section 3.4, and only in the case where Enbridge ultimately participates in such Enbridge Project, in the development, construction, operation, maintenance and repair of such Enbridge Project, during and after the Term, and the license of this Section 6.1(c) shall be sublicensable but shall not be transferable or assignable, except that Enbridge may assign its rights under Sections 6.1(c)(ii), 6.1(c)(iii) and 6.1(c)(iv) to a purchaser of its interest in the Demonstration Plant or the applicable Term Project, respectively.

(d)	With respect to the Company Excluded IP:

(i)
the Company grants to Enbridge and its agents and representative (including its third-party contractors), a non-exclusive, fully paid-up and royalty-free license to use the Company Excluded IP in the development, construction, operation, maintenance and repair of the Demonstration Plant during and after the Term;

(ii)
where the Company Excluded IP is required or desirable for use in a Term Project or a Development Activity which has opportunities for increased value or revenues through ancillary service offerings beyond Energy Storage Projects, the Parties shall in good faith negotiate with each other to reach an agreement for a license and royalty payment in respect of the use the Company Excluded IP in such Term Project or Development Activity; and

(iii)
for certainty, any sale of electrolyzers by the Company to Enbridge or its non rate-regulated Affiliates pursuant to Section 3.5(a) shall include a royalty-free license of the Company Intellectual Property, including Company Excluded IP, incorporated in or otherwise associated with such electrolyzers to enable the use, sale or disposition of such electrolyzers in the relevant Term Project(s) under which such electrolyzers are supplied by the Company.

(e)
Except in respect of the Enbridge Excluded IP, Enbridge grants to the Company and its agents and representative (including its third-party contractors), a non-exclusive, fully paid-up and royalty-free license to use the Enbridge Intellectual Property:

(i)	in the conduct of the Development Activities during the Term;

(ii)	in the development, construction, operation, maintenance and repair of the Demonstration Plant during and after the Term;

(iii)
for each Enbridge Project that the Company is participating in pursuant to Section 3.4 (regardless of whether Enbridge ultimately participates in such Enbridge Project), in the development, construction, operation, maintenance and repair of such Enbridge Project, during and after the Term; and

(iv)
for each Company Project that Enbridge is participating in pursuant to Section 3.3, and only in the case where the Company ultimately participates in such Company Project, in the development, construction, operation, maintenance and repair of such Company Project, during and after the Term,

and the license of this Section 6.1(e) shall be sublicensable but shall not be transferable or assignable, except that Company may assign its rights under Sections 6.1(e)(ii), 6.1(e)(iii) and 6.1(e)(iv) to a purchaser of its interest in the Demonstration Plant or the applicable Term Project, respectively.

(f)	With respect to Enbridge Excluded IP:

(i)
Enbridge grants to the Company and its agents and representative (including its third-party contractors), a non-exclusive, fully paid-up and royalty-free license to use Enbridge Excluded IP in the development, construction, operation, maintenance and repair of the Demonstration Plant during and after the Term; and

(ii)
where Enbridge Excluded IP is required or desirable for use in a Term Project or a Development Activity which has opportunities for increased value or revenues through ancillary service offerings beyond Energy Storage Projects, the Parties shall in good faith negotiate with each other to reach an agreement for a license and royalty payment in respect of the use the Enbridge Excluded IP in such Term Project or Development Activity.

6.2	Jointly Developed Project Intellectual Property

(a)
Except for Intellectual Property derived, based on or constituting improvements upon Company Excluded IP or Enbridge Excluded IP, all Intellectual Property conceived, discovered, invented or first reduced to practice by the Company or Enbridge (or by their respective agents and representatives, including their respective contractors) pursuant to the Confidentiality Agreement Purpose or in the course of the conduct of, or resulting from the performance of, the Development Activities, regardless of whether either Party acts alone or jointly with the other in making such contributions, shall be jointly owned in equal shares by Enbridge and the Company as tenants in common.

(b)
All Intellectual Property derived, based on or constituting improvements upon Company Excluded IP or Enbridge Excluded IP, and that is conceived, discovered, invented or first reduced to practice by the contribution of at least one employee of Company and the contribution of at least one employee of Enbridge (or by their respective agents and representatives, including their respective contractors) pursuant to the Confidentiality Agreement Purpose or in the course of the conduct of, or resulting from the performance of, the Development Activities, regardless of whether either Party acts alone or jointly with the other in making each Party’s respective contribution, shall be jointly owned in equal shares by Enbridge and the Company as tenants in common. (together with the Intellectual

Property described in Section 6.2(a), the “Jointly Developed Intellectual Property”)

(c)
Except with the written consent of the other Party, during the Term, each Party will only use the Jointly Developed Intellectual Property in connection with the Development Activities or Term Projects, and not otherwise make, use, sell, license or exploit the Jointly Developed Intellectual Property.

(d)
After the Term and subject to Section 6.2(e), each Party shall have the right to make or use the Jointly Developed Intellectual Property, and grant non-exclusive licenses to third parties, in respect of the Jointly Developed Intellectual Property, as they may desire without the consent of, and without accounting to, the other Party.  Such licenses granted by either Party may include the right to grant further sublicenses.

(e)	Neither Party may sell or exclusively license its rights in the Jointly Developed Intellectual Property, in whole or in part, except with the written consent of the other Party.

(f)
After the Term, where a Party’s use of the Jointly Developed Intellectual Property would, absent a license to certain of the other Party’s Intellectual Property, result in the infringement by such Party of the other Party’s Intellectual Property, the Parties shall in good faith negotiate with each other to reach an agreement for a license and royalty payment in respect of the use by such Party of the other Party’s applicable Intellectual Property.

6.3	Registration and Enforcement of Jointly Developed Project Intellectual Property

(a)
The Parties may jointly file any applications for registration of protection of Intellectual Property in respect of any Jointly Developed Intellectual Property (each, a “Joint Application”, and collectively, the “Joint Applications”). Each Joint Application shall be prepared and prosecuted by a mutually acceptable counsel with the expenses of preparation, prosecution and maintenance to be shared equally between the Parties. If one Party elects not to pursue a Joint Application, that Party shall assign its rights to the Joint Application to the other Party who elects to pursue the Joint Application at its sole expense, provided, however, the assigning Party shall be granted a non-exclusive, irrevocable, perpetual, fully paid-up and royalty free license by the other Party to make or use the subject matter of the Joint Application and any resulting patent, and grant non-exclusive sub-licenses to third parties in respect of the Joint Application and any resulting patent, as the assigning Party may desire without the consent of, and without accounting to, the other Party.

(b)
The Parties shall cooperate in pursuing the Joint Applications. Such cooperation will continue in respect of a Joint Application even if a Party elects not to pursue the Joint Application, where the cooperation is at the request of the other Party, and provided that the other Party reimburses the assigning Party its reasonable expenses incurred in connection with such cooperation.

(c)
The Parties may jointly bring an action with respect to any Jointly Developed Intellectual Property or Joint Application or resulting patent that was not assigned by one Party to the other Party (each, a “Joint Claim”, and collectively, the “Joint Claims”). Each Joint Claim shall be pursued by a mutually acceptable counsel with the expenses, and as applicable, any damages recovered, settlements amounts received or other awards arising from such Joint Claim to be shared equally between the Parties. If one Party elects not to pursue a Joint Claim, that Party shall assign its rights to the Joint Claim to the other Party who elects to pursue the Joint Claim at its sole expense, provided, however, the assigning Party shall not be entitled participate or share in any damages recovered, settlements received or other awards arising from such Joint Claim, and the other Party may keep any damages recovered, settlement amounts received or other awards in respect of such Joint Claim without accounting to the assigning Party.

(d)
The Parties shall cooperate in pursuing the Joint Claims. Such cooperation will continue in respect of a Joint Claim even if a Party elects not to pursue the Joint Claim, where the cooperation is at the request of the other Party, and provided that the other Party reimburses the assigning Party its expenses incurred in connection with such cooperation.

ARTICLE 7
CONFIDENTIALITY

7.1	Confidentiality Obligations

The Company and Enbridge each agree to maintain the other Party’s Confidential Information in confidence and not disclose the other Party’s Confidential Information to any of its employees, representatives or agents (including its third-party contractors) whose work does not require such disclosure or to any third party, without the prior written approval of the other Party, except with respect to disclosures which are inherent in the Development Activities. The Parties each agree not to use any of the other Party’s Confidential Information except to perform the Development Activities and except as expressly authorized in a written consent from the other Party. The obligations of this Section 7.1 shall remain in force for five (5) years following termination or expiry of this Agreement.  Jointly Developed Intellectual Property shall be deemed to constitute each Party’s Confidential Information, such that both Parties shall treat the Jointly Developed Intellectual Property as the Confidential Information of the other Party for purposes of this Article 7.

7.2	Joint Applications

For certainty, and with the exception of information relating solely to Jointly Developed Intellectual Property, the Confidential Information of a disclosing Party shall not be included in a Joint Application, and a receiving Party shall not include the disclosing Party’s

Confidential Information in a Joint Application, except with the written consent of the disclosing Party, not to be unreasonably withheld. A Party’s decision, acting reasonably, to not include its Confidential Information in a Joint Application shall not be deemed an election of that Party to not pursue such Joint Application pursuant to Section 6.3(a), and the Parties or other Party, as the case may be, shall, as best as reasonable in the circumstances, proceed with such Joint Application without such Confidential Information.

7.3	Exceptions

Confidential Information (including as such is defined or provided under the Confidentiality Agreement) shall not include, and the provisions of Sections 7.1 and 7.2 shall not apply in respect of, any information that: (a) was previously known by the receiving Party other than by reason of disclosure by the disclosing Party; (b) is publicly disclosed except by breach of this Agreement either prior to or subsequent to the receiving Party's receipt of such information; (c) is rightfully received by the receiving Party from a third party without an express obligation of confidence to the disclosing Party; and (d) is independently developed by the receiving Party without use or reliance upon Confidential Information provided by the disclosing Party. Furthermore, the provisions of Sections 7.1 and 7.2 shall not apply in respect of information that is disclosed pursuant to any applicable federal, provincial, local, or international law, or any judicial or Governmental Entity’s request, requirement or order, provided that the receiving Party takes reasonable steps to provide the disclosing Party with sufficient prior notice in order to allow the disclosing Party to contest such request, requirement or order.  The right and entitlement of either Party to grant any license or sublicense pursuant to this Agreement shall not be prohibited or restricted in any way by reason of this Article 7, provided that the terms of such licenses or sublicenses contain confidentiality restrictions that are no less onerous than those contained herein.

ARTICLE 8
TERM AND TERMINATION

8.1	Term

Subject to earlier termination in accordance with the provisions hereof, the term of this Agreement (the “Term”) shall run from the Effective Date until the fifth anniversary of the Effective Date.

8.2	Termination

This Agreement may be terminated by notice given prior to the end of the Term:

(a)	at any time by mutual written consent of Enbridge and the Company,

(b)	by either Party if the Demonstration Plant has not advanced to construction stage by October 20, 2014 by five (5) days written notice of one Party to the other party; or

(c)
by either Party 30 consecutive days after the other Party takes any public action in respect of liquidation or winding-up or makes an assignment for the benefit of creditors, or makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable statute of applicable jurisdiction, or if a custodian or receiver or receiver and manager is appointed for the other Party or a substantial portion of the other Party’s properties and assets.

If this Agreement is terminated pursuant to this Section 8.2, all further obligations of the Parties hereunder will terminate except that the obligations in Sections 6.1, 6.2, 6.3 and Article 7 shall survive.

ARTICLE 9
GENERAL

9.1	Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent during business hours on a business day, failing which it shall be deemed to have been received on the next business day.

If to Enbridge:

Enbridge Inc.
3000, 425 - 1st Street SW
Calgary, Alberta T2P 3L8

Attention: Charles Szmurlo, Vice President, Alternative & Emerging Technology
Facsimile: 403-231-4844
Email: charles.szmurlo@enbridge.com

with a copy (which shall not constitute notice) to:

Enbridge Inc.
3000, 425 - 1st Street SW
Calgary, Alberta T2P 3L8
Attention: Robert Carpenter, VP Corp Law Department, General Counsel
Facsimile: (403) 231-7380
Email: robert.carpenter@enbridge.com

If to the Company:

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario L5T 2N6

Attention: Daryl Wilson, President and Chief Executive Officer
Facsimile: (905) 361-3626
Email: dwilson@hydrogenics.com

with a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario M5K 1N2

Attention: John Emanoilidis
Facsimile: (416) 865-7380
Email: jemanoilidis@torys.com

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.1.

9.2	Expenses

Except as otherwise provided herein, each Party shall bear and pay all fees, costs and expenses incurred by it in connection with all activities including, but not limited, to those in connection with the Development Activities, and the transactions contemplated by this Agreement.

9.3	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party except (i) as set forth in Sections 6.1(c) and 6.1(d), and (ii) for an assignment by either Party to an Affiliate of such Party.

9.4	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

9.5	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

9.6	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

9.7	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. For certainty, in the event of any inconsistency between this Agreement and the Confidentiality Agreement, the provisions of this Agreement shall govern.

9.8	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

ENBRIDGE INC.

By:	“C.J. (Chuck) Szmurlo, Jr.”
	Name:	C.J. (Chuck) Szmurlo, Jr.
	Title:	Vice-President, Alternative & Emerging Technology

By:	“Rob Carpenter”
	Name:	Rob Carpenter
	Title:	Vice-President, Corporate Law and Deputy General Counsel

HYDROGENICS CORPORATION

By:	“Daryl C.F. Wilson”
	Name:	Daryl C.F. Wilson
	Title:	President and Chief Executive Officer

Execution Version

Exhibit A

Issued April 20, 2012 and Updated Annually Thereafter

The Enbridge Territory means all of Canada, and the following states located within the United States of America:

XXXXXXX {Commercially sensitive territorial information removed}